Philips completes cancellation of 82.3 million shares

September 21, 2012

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHIA) today announced that it has completed the cancellation of 82,364,590 of its own shares, which were acquired for cancellation during the period July 18, 2011 up to and including September 14, 2012. The average repurchase price was EUR 15.03 per share. These shares have been repurchased under the EUR 2 billion share repurchase program, which Philips announced on July 18, 2011.

In connection with this share capital reduction, Philips has notified the Netherlands Authority for the Financial Markets (AFM) that it currently holds 3.4 per cent of its own issued shares.

As per today, Philips’ issued share capital amounts to 957,132,962 shares.

For media inquiries, please contact:
Steve Klink
Philips Corporate Communications
Tel: +31 20 5977415
Email: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2011 sales of EUR 22.6 billion and employs approximately 122,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter